

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2011

<u>Via E-mail</u>
Mr. Richard Coglon, President
HIP Energy Corporation
Suite 404-999 Canada Place
World Trade Centre
Vancouver, BC, Canada V6E 3E2

> **Re: HIP Energy Corporation**
> **Form 20-F**
> **Filed April 5, 2010**
> **Form 20-F for Fiscal Year Ended**
> **November 30, 2009**
> **Filed April 23, 2010**
> **Form 20-F for Fiscal Year Ended**
> **November 30, 2010**
> **Filed May 5, 2011**
> **File No. 000-30972**

Dear Mr. Coglon:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ John Reynolds

     John Reynolds
     Assistant Director